Exhibit 99.2

September 10, 2026 Alberta Securities Commission British Columbia Securities Commission Ontario Securities Commission Autorité des marchés financiers (Québec) Dear Sirs/Mesdames: Re: Goldgroup Mining Inc. (the "Company") Notice Pursuant to NI 51 – 102 of Change of Auditor In accordance with National Instrument 51-102, we have read the Company’s Change of Auditor Notice dated September 10, 2026 and agree with the information contained therein, based upon our knowledge of the information at this date. Should you require clarification or further information, please do not hesitate to contact the writer. Yours very truly, DAVIDSON & COMPANY LLP Chartered Professional Accountants cc: TSX Venture Exchange